GREEN EARTH TECHNOLOGIES, INC.

10 Bank Street, Suite 680

White Plains, New York 10606

May 3, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Attention:	Jay Ingram, Esq. Hagen J. Ganem, Esq.

Re:	Green Earth Technologies, Inc.
Registration Statement on Form S-1
Filed April 12, 2011
File No. 333-173455

Dear Sirs:

We herewith submit this response to your letter dated May 2, 2011 regarding the above-referenced Registration Statement. This letter is being filed electronically through the EDGAR system as an appendage to Amendment No. 1 to the above-referenced Registration Statement.

Our responses are keyed to your comments in the order in which they appear in your letter of comments. In order to facilitate your review we have incorporated your comments in bold into this response letter.

Forward-Looking Statements, page 13

1.                  We note your disclosure under this heading, along with your risk factor disclosure on page 10 that “[t]rades of [y]our common stock are subject to the ‘penny stock’ rules promulgated by the SEC.” The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made by an issuer of penny stock with respect to its business or operations. See Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act. To the extent that you are an issuer of penny stock, as defined in Rule 3a51-1 of the Exchange Act, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it affords do not apply to statements made with respect to your business or operations.

We have deleted the references to Section 27A of the Securities Act and Section 21E of the Exchange Act from the Forward Looking Statement disclaimer.

The Lincoln Park Capital Transaction, page 13

2.                   We note your disclosure on page 14 that “assuming a share price of $0.38 (the closing price of our common stock on April 1, 2011), we would only be able to raise $7,600,000 by issuing 20,000,000 shares, which may impair our ability to grow the business or we may have to seek alternative financing arrangements that may be on less attractive terms.” Please update this

May 3, 2011

Re: Green Earth Technologies, Inc.

disclosure as of the most recent practicable date. In addition, please provide similar disclosure in your prospectus summary under the heading “The LPC Transaction.”

The disclosure referenced in your comment has been updated to refer to the last reported sales price of a share of our common stock on May 2, 2011, which was $0.35. See pages 5, 14 and 16 of the prospectus. We have also added similar to disclosure to the Prospectus Summary. See page 1 of the prospectus.

Item 16. Exhibits and Financial Statement Schedules, page II-4

3.                  Please file as material contracts the fully executed copies of the Purchase Agreement and Registration Rights Agreement that you entered into with Lincoln Park Capital Fund, LLC as referenced in your prospectus. These agreements should include all schedules and exhibits referenced therein. See Item 601(b)(10) of Regulation S-K. We note that you filed the unexecuted copies of these agreements, and omitted the schedules and exhibits referenced therein, under cover of Form 8-K on March 11, 2011.

Fully executed copies of the Purchase Agreement and the Registration Rights Agreement, together with all exhibits and schedules thereto, have been included as Exhibits 10.15 and 10.16, respectively, to Amendment No. 1 to the Registration Statement.

Exhibit 5.1

4.                   Please have counsel revise its opinion to reflect, or supplementally confirm to us in correspondence uploaded on EDGAR, that it concurs with our understanding that its reference to the General Corporation Law of the State of Delaware includes all reported judicial decisions interpreting the DGCL.

By supplemental letter that is being uploaded to EDGAR counsel is confirming that it concurs with your understanding.

Item 17. Undertakings, page II-5

5.                   Please delete the undertaking set forth in paragraph (b) on page II-6 as inapplicable to your registered offerings.

The undertaking referred to in your comment has been deleted.

Very truly yours,

/s/ Greg D. Adams

Greg D. Adams,

Chief Operating Officer and

Chief Financial Officer